SEC Mail Processing Section

FEB 2 4 2011

Washington, DC
110

SECUR[redacted]SION

11017166

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 29222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R H Investment Corporation, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15760 Ventura Blvd., Suite 1732
(No. and Street)

Encino	CA	91436-3043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Romeo Portillo 818-789-8781
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/8/2011

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jose Romeo Portillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R H Investment Corporation, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jose Romeo Portillo
Signature

Chief Operations Officer
Title

Christine H. Abel
Notary Public

CHRISTINE H. ABEL
Commission # 1780626
Notary Public - California
Los Angeles County
My Comm. Expires Nov 17, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of Los Angeles)

On February 17, 2011 before me, Christine H. Abel Notary
(insert name and title of the officer)

personally appeared Jose Romeo Portillo,
who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/they executed the same in his/~~her~~/~~their~~ authorized capacity(~~ies~~), and that by his/~~her~~/~~their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

CHRISTINE H. ABEL
Commission # 1780626
Notary Public - California
Los Angeles County
My Comm. Expires Nov 17, 2011

Signature [signature] (Seal)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2010

R H INVESTMENT CORPORATION, INC.

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors
R H Investment Corporation, Inc.
Encino, California

I have audited the accompanying statement of financial condition of R H Investment Corporation, Inc. (the Company) as of December 31, 2010 and related statements of income, changes in financial condition, and changes in shareholders' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2010 and the related statements of income, changes in financial condition and shareholders' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 7, 2011

R H INVESTMENT CORPORATION, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash		
Checking	$ 41,924	
Clearing brokers	1,726,686	$ 1,768,610
Interest receivable EOM		138,840
Commissions receivable		60,123
Prepaid expenses		8,199
Equipment (net of $55,228 depreciation)		90,292
Leasehold improvement (net of $494 amortization)		2,471
Note receivable		250,000
Securities inventory		8,938,340
Other assets		6,108
TOTAL ASSETS		$ 11,262,983

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued expenses		$ 29,218
Interest payable		37,243
Loans payable - securities inventory		8,873,481
		8,939,942
Liabilities subordinated to claims of general creditors		$ 590,000
SHAREHOLDERS' EQUITY		
Common stock ($10 par value, 500,000 shares authorized, 122,689 shares issued and outstanding)	$ 1,226,890	
Paid-in capital	124,416	
Retained earnings	381,735	$ 1,733,041
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 11,262,983

See Accompanying Notes to Financial Statements

R H INVESTMENT CORPORATION, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues	
Trading income	$ 2,968,618
Interest	235,701
Underwriting income	154,026
Other income	118
Total Revenues	3,358,463
Expenses	
Advertising	3,271
Clearing fees	48,188
Compliance expense	6,272
Computer fees and quote service	101,339
Depreciation	34,733
Dues and subscriptions	6,210
ECN	68,347
Insurance	46,523
Interest expense	167,281
Office expense	20,811
Outside services	21,284
Payroll taxes	74,933
Pension plan	44,190
Professional services	10,001
Publications	14,953
Rent and parking	70,451
Regulatory fees	13,278
Salaries, wages and related expenses	1,472,996
Taxes and licenses	11,010
Travel and entertainment	8,610
Telephone	6,572
All other expenses	9,476
Total Expenses	2,260,729
Income Before Tax Provision	1,097,734
Income Tax Provision	12,050
Net Income	$ 1,085,684

See Accompanying Notes to Financial Statements

R H INVESTMENT CORPORATION, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2009	102,189	$ 1,021,890	$ 124,416	$ (32,536)	$ 1,113,770
Common stock issued	20,500	205,000			205,000
Net Income				1,085,684	1,085,684
Distribution				(671,413)	(671,413)
Balance, December 31, 2010	122,689	$ 1,226,890	$ 124,416	$ 381,735	$ 1,733,041

See Accompanying Notes to Financial Statements

R H INVESTMENT CORPORATION, INC.
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash Flows from Operating Activities:	
Net income	$ 1,085,684
Add back depreciation	34,733
Changes in operating assets and liabilities:	
Interest receivable EOM	(122,900)
Commissions receivable	(40,711)
Securities inventory	(7,922,288)
Prepaid expenses	(8,199)
Deposits	2,137
Accounts payable and accrued expenses	52,830
Loans payable - inventory	7,863,034
Net cash provided by operating activities	944,320
Cash Flows from Investing Activities:	
Purchase of equipment	(104,753)
Leasehold improvements	(2,965)
Cash flows for investing activities	(107,718)
Cash Flows from Financing Activities	
Common stock issued	205,000
Distribution	(671,413)
Decrease in subordinated notes	(25,000)
Cash flows for financing activities	(491,413)
Net increase in cash	345,189
Cash at beginning of year	1,423,421
Cash at end of year	$ 1,768,610
Supplemental Cash Flow Information:	
Cash paid for interest	$ 134,115
Cash paid for taxes	$ 14,950

See Accompanying Notes to Financial Statements

R H INVESTMENT CORPORATION, INC.
DECEMBER 31, 2010
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION

R H Investment Corporation, Inc. (the Company) was incorporated in California and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through a clearing broker-dealer on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k) (2) (ii).

The Company is a state and municipal bond dealer and operates out of one office in Encino.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Inventory
Securities inventory is valued at market which approximates cost.

Securities Transactions
Customers' securities transactions and related commission income and expenses are recorded on a trade-date basis.

Provision for Income Taxes
The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

Recent accounting pronouncements – The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)
Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2010, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the Statements of Financial Accounting Standards (SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($100,000), as defined, under such provisions. See page 9 for the computation of net capital.

NOTE 4 – COMMITMENTS

The Company leases facilities in the County of Los Angeles under a long-term agreement expiring June 30, 2016. The annual rental commitments for years ending December 31, is as follows:

2011	$ 62,615
2012	64,493
2013	66,428
2014	68,421
2015	70,474
2016	35,938
Total	$ 368,369

Rental expense for the year ending December 31, 2010, was $50,597.

NOTE 5 – SUBORDINATED BORROWINGS

The subordinated borrowings are primarily with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may be repaid.

It is the Company's intention to renew the secured demand note collateralizing agreements due in 2012.

NOTE 6 – PENSION PLAN

The Company established a retirement plan effective January 1, 2010 covering substantially all of its employees.

The Profit Sharing Plan is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 96% of their compensation (not to exceed the current IRS limits). The Company makes a 3% matching contribution to the plan based on each employee's annual compensation not to exceed IRS limits.

Employer contributions totaled $44,190 for the year ended December 31, 2010. Employer contributions vest over a five year period at a rate of 20% per year.

NOTE 7 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2010 through February 7, 2011, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

R H INVESTMENT CORPORATION, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2010

COMPUTATION OF NET CAPITAL		
Total ownership equity		$ 1,733,041
Plus: Subordinated debt		590,000
Less: Non Allowable assets		
Other receivable	138,840	
Prepaids and deposits	14,307	
Equipment- net	90,292	
Leasehold improvement - net	2,471	(245,910)
Less: Haircuts on securities positions		
Exempted securities		(547,799)
NET CAPITAL		$ 1,529,332
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness		4,431
Minimum dollar net capital required		100,000
Net Capital required (greater of above amounts)		100,000
EXCESS CAPITAL		$ 1,429,332
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$ 8,939,942	
Less short positions payable	(8,873,481)	$ 66,461
Percentage of aggregate indebtedness to net capital		4.35%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 1,529,334
VARIANCE - Rounding	(2)
NET CAPITAL PER AUDIT	$ 1,529,332

See Accompanying Notes to Financial Statements

R H INVESTMENT CORPORATION, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
DECEMBER 31, 2010

	Balance Dec. 31, 2009	Additions	Deletions	Balance Dec. 31, 2010
Myron Strober and Muriel Strober 10% interest, payable monthly principal due May 31, 2013	$ 40,000	$ -	$ -	$ 40,000
Andrew and Sandra Byrnes 10% interest, payable monthly principal due May 2, 2011	100,000	-	(100,000)	-
Patricia G. Bingham, 10% interest, payable monthly principal due March 1, 2012	100,000	-	-	100,000
Byrnes Family Trust dated 4/2/1990 Andrew L. Byrnes, Jr. and Janet H. Byrnes Trustees-10% interest, payable monthly, principal due November 15,2012	100,000	-	-	100,000
Byrnes Family Trust dated 4/2/1990 Andrew L. Byrnes, Jr. and Janet H. Byrnes Trustees-10% interest, payable monthly, principal due November 15, 2015	250,000	-	-	250,000
Sandra Byrnes 10% interest, payable monthly principal due March 17, 2011	25,000	-	(25,000)	-
Patricia G. Bingham, 10% interest, payable monthly principal due December 1, 2013		100,000		100,000
Total	$ 615,000	$ 100,000	$ (125,000)	$ 590,000

See Accompanying Notes to Financial Statements

R H INVESTMENT CORPORATION, INC.
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2010

A computation of reserve requirement is not applicable to R H Investment Corporation, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

R H INVESTMENT CORPORATION, INC.
SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2010

Information relating to possession or control requirements is not applicable to R H Investment Corporation, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART II
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a
Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
R H Investment Corporation, Inc.
Encino, California

In planning and performing my audit of the financial statements of R H Investment Corporation, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
R H Investment Corporation, Inc.
Encino, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 7, 2011

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
R H Investment Corporation, Inc.
Encino, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by R H Investment Corporation, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating R H Investment Corporation, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

R H Investment Corporation, Inc.'s management is responsible for the R H Investment Corporation, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the check copy dated January 14, 2011 noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

Board of Directors
R H Investment Corporation, Inc.
Encino, California

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 7, 2011